February 26, 2026

Harry L. You
Chief Executive Officer
Berto Acquisition Corp. II
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Berto Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted February 20, 2026
           CIK No. 0002081515
Dear Harry L. You:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Joel L. Rubinstein